SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

ENSTAR GROUP LIMITED

(Name of Issuer)

Ordinary Shares, par value $1.00 per share

(Title of Class of Securities)

G3075 P101
(CUSIP Number)

Anne E. Gold
First Reserve
One Lafayette Place
Greenwich, CT 06830
(203) 625-2536

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3075 P101	Page 2 of 12 Pages
1	NAME OF REPORTING PERSON First Reserve Fund XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 652,596
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 652,596
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,596
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

**  All percentages of Ordinary Shares outstanding contained herein are based on 15,817,694 Ordinary Shares outstanding as of May 6, 2015, as reported  in the Issuer’s 10-Q, filed May 11, 2015.

CUSIP No. G3075 P101	Page 3 of 12 Pages
1	NAME OF REPORTING PERSON FR XII-A Parallel Vehicle, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 11,715
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 11,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,715
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G3075 P101	Page 4 of 12 Pages
1	NAME OF REPORTING PERSON FR XI Offshore AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 809,989
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 809,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 809,989
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G3075 P101	Page 5 of 12 Pages
1	NAME OF REPORTING PERSON FR Torus Co-Investment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 26,911
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 26,911
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,911
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G3075 P101	Page 6 of 12 Pages
1	NAME OF REPORTING PERSON First Reserve GP XII Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 691,222
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 691,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,222
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G3075 P101	Page 7 of 12 Pages
1	NAME OF REPORTING PERSON First Reserve GP XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 664,311
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 664,311
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 664,311
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G3075 P101	Page 8 of 12 Pages
1	NAME OF REPORTING PERSON FR XI Offshore GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 809,989
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 809,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 809,989
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G3075 P101	Page 9 of 12 Pages
1	NAME OF REPORTING PERSON FR XI Offshore GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 809,989
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 809,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 809,989
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G3075 P101	Page 10 of 12 Pages
1	NAME OF REPORTING PERSON William E. Macaulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 691,222
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 691,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,222
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This amendment No. 1 to Schedule 13D (this “Amendment”) is filed jointly on behalf of (i) First Reserve Fund XII, L.P. (“First Reserve XII”), (ii) FR XII-A Parallel Vehicle, L.P. (“FR XII-A”), (iii) FR XI Offshore AIV, L.P. (“FR XI Offshore AIV”), (iv) FR Torus Co-Investment, L.P. (“FR Co-Invest”, together with First Reserve XII, FR XII-A and FR XI Offshore AIV, the “First Reserve Partnerships”), (v) First Reserve GP XII Limited (“XII Limited”), (vi) First Reserve GP XII, L.P. (“XII GP”), (vii) FR XI Offshore GP, L.P. (“GP XI Offshore”), (viii) FR XI Offshore GP Limited (“GP XI Offshore Limited”) and (ix) William E. Macaulay (together with the First Reserve Partnerships, XII Limited, XII GP, GP XI Offshore and GP XI Offshore Limited, collectively, the “Reporting Persons”).

This Amendment amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 11, 2014 (the “Schedule 13D”), with respect to the ordinary shares, par value $1.00 per share (“Ordinary Shares”), of Enstar Group Limited, a Bermuda company (the “Issuer” or the “Company”), having its principal executive offices at 18 Queen Street, Windsor Place, 3rd Floor, P.O. Box HM 2267, Hamilton, HM JX Bermuda.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Securities Purchase Agreement

The First Reserve Partnerships and Canada Pension Plan Investment Board, a Canadian federal Crown corporation (the “Purchaser”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) on May 29, 2015.  On the terms and subject to the conditions set forth in the Purchase Agreement, the First Reserve Partnerships will sell and the Purchaser will purchase 1,501,211 Ordinary Shares and 404,771 shares of series E non-voting convertible ordinary shares, par value US $1.00 per share, of the Company (the “Series E Stock”) for an aggregate purchase price of $266,837,480.  Pursuant to the Purchase Agreement, the First Reserve Partnerships will cause its designee to resign from the board of directors of the Issuer, effective no later than the date of the closing of the transactions contemplated by the Purchase Agreement.  The Purchase Agreement contains customary representations, warranties and closing conditions. The description of the Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 99.1, which is incorporated herein by reference in its entirety.

Item 5.  Interest in Securities of the Issuer.
(a), (b) The following disclosure assumes that there are 15,817,694  Ordinary Shares of the Issuer outstanding as of May 6, 2015.

The Reporting Persons, collectively, beneficially own in the aggregate 1,501,211 Ordinary Shares, comprised of 652,596 Ordinary Shares held directly by First Reserve XII, 11,715 Ordinary Shares held directly by FR XII-A, 809,989 Ordinary Shares held directly by FR XI Offshore AIV and 26,911 Ordinary Shares held directly by FR Co-Invest.  Collectively, the Reporting Persons beneficially own 9.5% of the total outstanding Ordinary Shares of the Company.  First Reserve XII directly owns 4.1%, FR XII-A directly owns 0.1%, FR XI Offshore AIV directly owns 5.1% and FR Co-Invest directly owns 0.2% of the total outstanding Ordinary Shares.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act:  (i) in its capacity as general partner of First Reserve XII and FR XII-A, XII GP may be deemed to beneficially own an aggregate of 664,311 Ordinary Shares, representing approximately 4.2% of the Ordinary Shares outstanding; (ii) in its capacity as general partner of XII GP and general partner of FR Co-Invest, XII Limited may be deemed to beneficially own an aggregate of 691,222 Ordinary Shares, representing approximately 4.4% of the Ordinary Shares outstanding; (iii) in its capacity as general partner of FR XI Offshore AIV, GP XI Offshore may be deemed to beneficially own an aggregate of 809,989 Ordinary Shares, representing approximately 5.1% of the Ordinary Shares outstanding; and (iv) in its capacity as general partner of GP XI Offshore, GP XI Offshore Limited may be deemed to beneficially own an aggregate of 809,989 Ordinary Shares, representing approximately 5.1% of the Ordinary Shares outstanding.

Mr. Macaulay may be deemed to beneficially own and share the power to vote and dispose of the 691,222 Ordinary Shares held directly by First Reserve XII, FR XII-A and FR Co-Invest by virtue of being a director of XII Limited with the right to appoint a majority of the Board of Directors of XII Limited.

XII Limited, XII GP and Mr. Macaulay disclaim beneficial ownership of all of the Ordinary Shares held or controlled by First Reserve XII, FR XII-A and FR Co-Invest.   GP XI Offshore and GP XI Offshore Limited disclaim beneficial ownership of all of the Ordinary Shares held or controlled by FR XI Offshore AIV.

The individual directors and executive officers of each of XII Limited and GP XI Offshore Limited also disclaim beneficial ownership of the Ordinary Shares that are, or may be deemed to be, beneficially owned by the First Reserve Partnerships, XII GP or GP XI Offshore.  This report shall not be construed as an admission that such persons are the beneficial owners of Ordinary Shares for any purpose.

(c) Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of the Schedule 13D, has effected any transactions in Ordinary Shares during the past 60 days.

(d) Except as otherwise described in Item 2 of the Schedule 13D and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented. The information set forth in Item 4 of this Amendment is hereby incorporated by reference in this Item 6.

Item 7.  Material to be filed as Exhibits.

1.	Exhibit 99.1 – Securities Purchase Agreement, dated May 29, 2015, by and between the First Reserve Partnerships and the Purchaser.

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2015	FIRST RESERVE FUND XII, L.P.

By: First Reserve GP XII, L.P., its general partner
By: First Reserve GP XII Limited, its general partner

By: /s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary

Dated: June 1, 2015	FR XII-A PARALLEL VEHICLE, L.P.

By: First Reserve GP XII, L.P., its general partner
By: First Reserve GP XII Limited, its general partner

By: /s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary

Dated: June 1, 2015	FR XI OFFSHORE AIV, L.P.

By: FR XI Offshore GP, L.P., its general partner
By: FR XI Offshore GP Limited, its general partner

By: /s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary

Dated: June 1, 2015	FR TORUS CO-INVESTMENT, L.P

By: First Reserve GP XII Limited, its general partner

By: /s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary

Dated: June 1, 2015	FIRST RESERVE GP XII LIMITED

By: /s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary

Dated: June 1, 2015	FIRST RESERVE GP XII, L.P.

By: First Reserve GP XII Limited, its general partner

By: /s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary

Dated: June 1, 2015	FR XI OFFSHORE GP, L.P.

By: FR XI Offshore GP Limited, its general partner

By: /s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary

Dated: June 1, 2015	FR XI OFFSHORE GP LIMITED

By: /s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary

Dated: June 1, 2015	/s/ William E. Macaulay
Anne E. Gold, attorney-in-fact